Exhibit 99.2

Interim Financial Statements and Notes for the Three and Six Months Ended June 30, 2018

Nutrien™

Feeding the Future™

www.nutrien.com

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
		2018	2017	2018	2017
			(Note 15)		(Note 15)
Sales	Note 3	$8,145	$1,120	$11,840	$2,232
Freight, transportation and distribution		(214)	(116)	(422)	(249)
Cost of goods sold		(5,800)	(744)	(8,440)	(1,450)

Gross Margin		2,131	260	2,978	533
Selling expenses		(666)	(8)	(1,198)	(17)
General and administrative expenses		(179)	(40)	(298)	(81)
Provincial mining and other taxes		(65)	(43)	(113)	(76)
Earnings of equity-accounted investees		4	3	11	3
Other expenses	Note 4	(74)	(23)	(153)	(38)

Earnings before Finance Costs and Income Taxes		1,151	149	1,227	324
Finance costs		(133)	(61)	(252)	(120)

Earnings Before Income Taxes		1,018	88	975	204
Income tax (expense) recovery	Note 5	(277)	64	(235)	54

Net Earnings from Continuing Operations		$741	$152	$740	$258
Net earnings from discontinued operations	Note 6	675	49	675	92

Net Earnings		$1,416	$201	$1,415	$350

Net Earnings per Share from Continuing Operations
Basic		$1.18	$0.18	$1.16	$0.31
Diluted		$1.17	$0.18	$1.16	$0.31

Net Earnings per Share from Continuing and Discontinued Operations
Basic		$2.25	$0.24	$2.22	$0.42
Diluted		$2.24	$0.24	$2.22	$0.42

Weighted average shares outstanding for basic EPS		630,548,000	840,060,000	636,438,000	839,959,000
Weighted average shares outstanding for diluted EPS		631,073,000	840,124,000	636,971,000	840,111,000

(See	Notes to the Condensed Consolidated Financial Statements)

Nutrien 2018 Second Quarter Report	1

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
(net of related income taxes)		(Note 15)		(Note 15)
Net Earnings	$1,416	$201	$1,415	$350
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans [1]	(1)	–	56	–
Financial instruments measured at FVTOCI [2]
Net fair value (loss) gain on investments	(10)	60	(93)	93
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges
Net fair value gain (loss) during the period [3]	3	(2)	1	(7)
Reclassification of net loss to earnings [4]	–	11	–	19
Foreign currency translation
Loss on translation of net foreign operations	(97)	–	(138)	–
Equity-accounted investees
Share of comprehensive (loss) income	–	–	(1)	3

Other Comprehensive (Loss) Income	(105)	69	(175)	108

Comprehensive Income	$1,311	$270	$1,240	$458

[1]	Net of income taxes of $1 (2017 – $NIL) for the three months ended June 30, 2018 and $(16) (2017 – $NIL) for the six months ended June 30, 2018.

[2]

As at June 30, 2018, financial instruments measured at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Limited (“Sinofert”) and other (June 30, 2017 – Israel Chemicals Ltd. (“ICL”), Sinofert and other). The company’s investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

[3]

Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $(1) (2017 – $1) for the three months ended June 30, 2018 and $NIL (2017 – $4) for the six months ended June 30, 2018.

[4]	Net of income taxes of $NIL (2017 – $(6)) for the three months ended June 30, 2018 and $NIL (2017 – $(11)) for the six months ended June 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

2	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
		2018	2017	2018	2017
			(Note 15)		(Note 15)
Operating Activities
Net earnings		$1,416	$201	$1,415	$350
Adjustments to reconcile net earnings to cash provided by operating activities	Note 7	(107)	151	294	295
Changes in non-cash operating working capital	Note 7	(708)	(24)	(1,448)	(94)

Cash provided by operating activities		601	328	261	551

Investing Activities
Business acquisitions, net of cash acquired		(60)	–	(245)	–
Additions to property, plant and equipment		(323)	(128)	(561)	(261)
Cash acquired in Merger	Note 2	–	–	466	–
Proceeds from disposal of discontinued operations	Note 6	1,067	–	1,819	–
Purchase of investments		(108)	–	(108)	–
Other		10	(2)	11	(1)

Cash provided by (used in) investing activities		586	(130)	1,382	(262)

Financing Activities
Finance costs on long-term debt		(15)	–	(21)	(1)
Proceeds from (repayment of) short-term debt		1,399	(81)	1,895	(60)
Repayment of long-term debt		(6)	–	(6)	–
Dividends paid		(255)	(82)	(460)	(164)
Repurchase of common shares	Note 9	(803)	–	(1,204)	–
Issuance of common shares		1	–	2	1

Cash provided by (used in) financing activities		321	(163)	206	(224)

Effect of exchange rate changes on cash and cash equivalents		(12)	–	(9)	–

Increase in Cash and Cash Equivalents		1,496	35	1,840	65
Cash and Cash Equivalents, Beginning of Period		460	62	116	32

Cash and Cash Equivalents, End of Period		$1,956	$97	$1,956	$97

Cash and cash equivalents comprised of:
Cash		$595	$28	$595	$28
Short-term investments		1,361	69	1,361	69

		$1,956	$97	$1,956	$97

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien 2018 Second Quarter Report	3

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income
	Share Capital	Contributed Surplus	Net fair value loss on investments [1,2]	Net loss on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans		Translation loss of net foreign operations (Note 15)	Comprehensive loss of equity-accounted investees (Note 15)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [3]
Balance – December 31, 2017	$1,806	$230	$73	$ (43)	$–	[4]	$(2)	$(3)	$25	$6,242	$8,303
Merger impact (Note 2, Note 9)	15,898	7	–	–	–		–	–	–	(1)	15,904
Net earnings	–	–	–	–	–		–	–	–	1,415	1,415
Other comprehensive (loss) income	–	–	(93)	1	56		(138)	(1)	(175)	–	(175)
Shares repurchased	(685)	(23)	–	–	–		–	–	–	(561)	(1,269)
Dividends declared	–	–	–	–	–		–	–	–	(507)	(507)
Effect of share-based compensation including issuance of common shares	5	9	–	–	–		–	–	–	–	14
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(56)		–	–	(56)	56	–
Transfer of net loss on sale of investment	–	–	19	–	–		–	–	19	(19)	–
Transfer of net loss on cash flow hedges [5]	–	–	–	15	–		–	–	15	–	15

Balance – June 30, 2018	$17,024	$223	$(1)	$(27)	$–	[4]	$(140)	$(4)	$(172)	$6,625	$23,700

Balance – December 31, 2016	$1,798	$222	$43	$(60)	$–	[4]	$(2)	$(6)	$(25)	$6,204	$8,199
Net earnings	–	–	–	–	–		–	–	–	350	350
Other comprehensive income	–	–	93	12	–		–	3	108	–	108
Dividends declared	–	–	–	–	–		–	–	–	(167)	(167)
Effect of share-based compensation including issuance of common shares	2	3	–	–	–		–	–	–	–	5
Shares issued for dividend reinvestment plan	3	–	–	–	–		–	–	–	–	3

Balance – June 30, 2017	$1,803	$225	$136	$(48)	$–	[4]	$(2)	$(3)	$83	$6,387	$8,498

[1]	The company adopted IFRS 9 in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.

[2]

The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at June 30, 2018. The cumulative net unrealized gain at June 30, 2017 was $126.

[3]	All equity transactions were attributable to common shareholders.

[4]	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

[5]	Net of income taxes of $(2) for the three months ended June 30, 2018 and $(4) for the six months ended June 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

4	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30, 2018	December 31, 2017
		(Note 2)	(Note 15)
Assets
Current assets
Cash and cash equivalents		$1,956	$116
Receivables		4,746	489
Inventories		4,089	788
Prepaid expenses and other current assets		323	72

		11,114	1,465
Assets held for sale	Note 6	945	1,858

		12,059	3,323
Non-current assets
Property, plant and equipment		20,450	12,971
Goodwill		10,990	97
Other intangible assets		2,277	69
Investments		862	292
Other assets		432	246

Total Assets		$47,070	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

		June 30, 2018	December 31, 2017
		(Note 2)	(Note 15)
Liabilities
Current liabilities
Short-term debt	Note 8	$3,459	$730
Current portion of long-term debt	Note 8	1,018	–
Payables and accrued charges		5,923	836

		10,400	1,566
Deferred income tax liabilities on assets held for sale	Note 6	28	36

		10,428	1,602
Non-current liabilities
Long-term debt	Note 8	7,586	3,711
Deferred income tax liabilities		3,017	2,205
Pension and other post-retirement benefit liabilities		530	440
Asset retirement obligations and accrued environmental costs		1,617	651
Other non-current liabilities		192	86

Total Liabilities		23,370	8,695

Shareholders’ Equity
Share capital	Note 9	17,024	1,806
Contributed surplus		223	230
Accumulated other comprehensive (loss) income		(172)	25
Retained earnings		6,625	6,242

Total Shareholders’ Equity		23,700	8,303

Total Liabilities and Shareholders’ Equity		$47,070	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien 2018 Second Quarter Report	5

Unaudited	in millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

Note 1	Basis of Presentation

On January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) combined their businesses in a transaction by way of a plan of arrangement (the “Merger”) by becoming wholly-owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or “the company” except to the extent the context otherwise requires). Nutrien is the world’s largest provider of crop inputs and services.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of Nutrien’s first quarter 2018 unaudited condensed consolidated financial statements (“first quarter financial statements”). PotashCorp is the acquirer for accounting purposes, and as a result, figures for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the operations of Nutrien.

These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the company’s first quarter financial statements. In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 1, 2018.

Note 2	Business Combinations

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Further information relating to the merger of equals was previously described in Note 2 of the company’s first quarter financial statements.

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts in connection with the Merger. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company estimated the preliminary purchase price allocation as of the date of the Merger based on information that was available and continues to adjust those estimates as new information becomes available that existed at the date of acquisition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, and in any event, not later than December 31, 2018.

6	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Due to the inherent complexity associated with valuations and the timing of the Merger, the numbers below are provisional. Further adjustments to the fair values presented in the following table may occur:

	Preliminary fair value as previously reported [1]	Adjustments [2]	Estimated fair value as at June 30, 2018
Cash and cash equivalents	$466	$–	$466
Receivables	2,424	(2)	2,422
Inventories	3,321	(18)	3,303
Prepaid expenses and other current assets	1,124	–	1,124
Assets held for sale	105	(10)	95
Property, plant and equipment	7,783	(217)	7,566
Goodwill	10,455	382	10,837
Other intangible assets	2,318	30	2,348
Investments	522	6	528
Other assets	123	–	123

Total assets	$28,641	$171	$28,812

Short-term debt	$867	$–	$867
Payables and accrued charges	5,223	3	5,226
Long-term debt	4,941	–	4,941
Deferred income tax liabilities	498	(6)	492
Pension and other post-retirement benefit liabilities	142	–	142
Asset retirement obligations and accrued environmental costs	888	167	1,055
Other non-current liabilities	72	7	79

Total liabilities	$12,631	$171	$12,802

Net assets (consideration for the Merger)	$16,010	$–	$16,010

[1]	As previously reported in the company’s first quarter financial statements.

[2]

The company recorded adjustments to the preliminary fair value in the second quarter of 2018 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in preliminary valuation assumptions, including recording of accrued retirement obligations and refinement of property, plant and equipment and intangibles estimates based on new information available that existed at the date of acquisition. All measurement period adjustments were offset against goodwill.

In addition to the fair value considerations disclosed in the company’s first quarter financial statements, a further significant fair value consideration is discussed below:

Asset retirement obligation

The preliminary fair value for asset retirement obligation was determined using a decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

Financial information related to the acquired operations of Agrium

The following table provides “gross sales” and “net earnings from continuing operations before income taxes”:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Summary results of acquired operations of Agrium [1]
Gross sales	$ 6,904	$ 9,392
Net earnings from continuing operations before income taxes	$ 784	$ 541

[1]	Results of acquired operations included the company’s condensed consolidated statements of earnings for the period.

Nutrien 2018 Second Quarter Report	7

Unaudited	in millions of US dollars except as otherwise noted

Note 3	Segment Information

The company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The potash, nitrogen and phosphate and sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

	Three Months Ended June 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$6,331	$666	$781	$367	$–	$–	$8,145
– intersegment	11	50	188	79	–	(328)	–

Sales – total	6,342	716	969	446	–	(328)	8,145
Freight, transportation and distribution	–	(78)	(113)	(52)	–	29	(214)

Net sales	6,342	638	856	394	–	(299)
Cost of goods sold	(4,910)	(274)	(595)	(352)	–	331	(5,800)

Gross margin	1,432	364	261	42	–	32	2,131
Selling expenses	(657)	(3)	(8)	(2)	4	–	(666)
General and administrative expenses	(25)	(2)	(4)	(1)	(147)	–	(179)
Provincial mining and other taxes	–	(62)	(1)	(1)	(1)	–	(65)
Earnings of equity-accounted investees	3	–	3	–	(2)	–	4
Other income (expenses)	11	(4)	(1)	1	(81)	–	(74)

Earnings (loss) before finance costs and income taxes	764	293	250	39	(227)	32	1,151
Depreciation and amortization	122	93	85	42	14	–	356

EBITDA [1]	886	386	335	81	(213)	32	1,507
Assets [2]	13,524	13,461	5,576	2,417	12,508	(416)	47,070

[1]

Consolidated EBITDA is a non-IFRS measure calculated as net earnings from continuing operations before finance costs, income taxes and depreciation and amortization. Nutrien uses EBITDA as a supplemental measure. EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of the company’s debt covenants. Generally, this measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

[2]

Included in the total assets relating to the others segment are $945 relating to the investments held for sale as described in Note 6. Goodwill related to the Merger is not allocated due to the timing of close and the provisional status of the purchase price allocation.

8	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$461	$384	$275	$–	$–	$1,120
– intersegment	–	17	–	–	(17)	–

Sales – total	461	401	275	–	(17)	1,120
Freight, transportation and distribution	(50)	(32)	(34)	–	–	(116)

Net sales	411	369	241	–	(17)
Cost of goods sold	(193)	(301)	(267)	–	17	(744)

Gross margin	218	68	(26)	–	–	260
Selling expenses	(2)	(4)	(2)	–	–	(8)
General and administrative expenses	(2)	(1)	(1)	(36)	–	(40)
Provincial mining and other taxes	(43)	–	–	–	–	(43)
Earnings of equity-accounted investees	–	2	–	1	–	3
Other expenses	(5)	(2)	(1)	(15)	–	(23)

Earnings (loss) before finance costs and income taxes	166	63	(30)	(50)	–	149
Depreciation and amortization	56	47	56	9	–	168

EBITDA	222	110	26	(41)	–	317
Assets [1]	9,787	2,466	2,265	2,801	–	17,319

[1]	Included in the total assets relating to the others segment are $1,982 relating to the investments held for sale as described in Note 6.

	Six Months Ended June 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$8,419	$1,268	$1,405	$748	$–	$–	$11,840
– intersegment	22	118	310	160	–	(610)	–

Sales – total	8,441	1,386	1,715	908	–	(610)	11,840
Freight, transportation and distribution	–	(173)	(187)	(110)	–	48	(422)

Net sales	8,441	1,213	1,528	798	–	(562)
Cost of goods sold	(6,601)	(554)	(1,119)	(727)	–	561	(8,440)

Gross margin	1,840	659	409	71	–	(1)	2,978
Selling expenses	(1,180)	(6)	(16)	(5)	9	–	(1,198)
General and administrative expenses	(48)	(5)	(10)	(4)	(231)	–	(298)
Provincial mining and other taxes	–	(110)	(1)	(1)	(1)	–	(113)
Earnings of equity-accounted investees	5	–	7	–	(1)	–	11
Other income (expenses)	14	(8)	(7)	1	(153)	–	(153)

Earnings (loss) before finance costs and income taxes	631	530	382	62	(377)	(1)	1,227
Depreciation and amortization	245	184	214	93	31	–	767

EBITDA	876	714	596	155	(346)	(1)	1,994
Assets [1]	13,524	13,461	5,576	2,417	12,508	(416)	47,070

[1]

Included in the total assets relating to the others segment are $945 relating to the investments held for sale as described in Note 6. Goodwill related to the Merger is not allocated due to the timing of close and the provisional status of the purchase price allocation.

Nutrien 2018 Second Quarter Report	9

Unaudited	in millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$890	$759	$583	$–	$–	$2,232
– intersegment	–	39	–	–	(39)	–

Sales – total	890	798	583	–	(39)	2,232
Freight, transportation and distribution	(114)	(64)	(71)	–	–	(249)

Net sales	776	734	512	–	(39)
Cost of goods sold	(393)	(569)	(527)	–	39	(1,450)

Gross margin	383	165	(15)	–	–	533
Selling expenses	(4)	(8)	(4)	(1)	–	(17)
General and administrative expenses	(4)	(2)	(2)	(73)	–	(81)
Provincial mining and other taxes	(76)	–	–	–	–	(76)
Earnings of equity-accounted investees	–	2	–	1	–	3
Other expenses	(10)	(4)	(2)	(22)	–	(38)

Earnings (loss) before finance costs and income taxes	289	153	(23)	(95)	–	324
Depreciation and amortization	111	97	114	18	–	340

EBITDA	400	250	91	(77)	–	664
Assets [1]	9,787	2,466	2,265	2,801	–	17,319

[1]	Included in the total assets relating to the others segment are $1,982 relating to the investments held for sale as described in Note 6.

The company has disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment, as it believes this best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended June 30,		Six Months Ended June 30,
Retail	2018	2017	2018	2017
Sales by product line
Crop nutrients	$2,326	$–	$3,010	$–
Crop protection products	2,358	–	3,132	–
Seed	1,183	–	1,524	–
Merchandise	201	–	350	–
Services and other	274	–	425	–

Total	$6,342	$–	$8,441	$–

Potash
Manufactured sales by geography
North America	$300	$185	$646	$416
Offshore	416	276	740	474

Total	$716	$461	$1,386	$890

	Three Months Ended June 30,		Six Months Ended June 30,
Nitrogen	2018	2017	2018	2017
Sales by product line
Manufactured Product
Ammonia	$322	$192	$558	$361
Urea	281	77	513	174
Solutions and nitrates	211	118	366	243
Other nitrogen and purchased products	155	14	278	20

Total	$969	$401	$1,715	$798

Phosphate and Sulfate
Sales by market
Manufactured Product
Fertilizer	$265	$141	$541	$302
Feed and industrial	108	133	226	279
Ammonium sulfate	26	–	46	–
Other phosphate and purchased products	47	1	95	2

Total	$446	$275	$908	$583

10	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 4	Other Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
		(Note 15)		(Note 15)
Foreign exchange (loss) gain	$–	$(9)	$2	$ (8)
Merger and related costs	(15)	(14)	(81)	(23)
Other expenses	(59)	–	(74)	(7)

	$(74)	$(23)	$(153)	$(38)

Note 5	Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations for each jurisdiction.

	Three Months Ended June 30,		Six Months Ended June 30,
Income Tax Related to Continuing Operations	2018	2017	2018	2017
Income tax (expense) recovery	$(277)	$64	$(235)	$54
Actual effective tax rate on ordinary earnings	27%	9%	24%	11%
Actual effective tax rate including discrete items	27%	(72%)	24%	(27%)
Discrete tax adjustments that impacted the tax rate	$(1)	$71	$2	$76

The actual effective tax rate on ordinary earnings for the three and six months ended June 30, 2018 increased compared to the same periods last year primarily due to significantly higher income in high tax jurisdictions. Tax adjustments included a deferred tax recovery of $68 in the second quarter of 2017 resulting from a Saskatchewan income tax rate decrease.

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets (Liabilities)	Balance Sheet Location	June 30, 2018	December 31, 2017
Current income tax assets
Current	Receivables	$39	$24
Non-current	Other assets	50	64
Deferred income tax assets	Other assets	93	18

Total income tax assets		$182	$106

Current income tax liabilities
Current	Payables and accrued charges	$(103)	$(16)
Non-current	Other non-current liabilities	(82)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(3,017)	(2,205)

Total income tax liabilities		$(3,202)	$(2,264)

Nutrien 2018 Second Quarter Report	11

Unaudited	in millions of US dollars except as otherwise noted

Note 6	Discontinued Operations

The company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), ICL and Arab Potash Company (“APC”) were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. The company’s share of earnings, dividend income and associated income tax (expense) recovery pertaining to these investments were reclassified from earnings before income taxes and income tax (expense) recovery to net earnings from discontinued operations on the condensed consolidated statements of earnings.

For the six months ended June 30, 2018, the following table represents the progress made towards the regulatory requirements to dispose the company’s investments and the relating financial impacts:

				Impact of Sale on:
	Proceeds	(Loss) Gain on Sale	Net of Income taxes	AOCI	Net Earnings and Retained Earnings
Sale of shares in ICL [1]	$685	$(19)	$–	$(19)	$–
Sale of Conda [2]	73	–	–	–	–
Sale of shares in SQM [3]	1,061	841	586	–	586

Total	$1,819	$822	$586	$(19)	$586

[1]	In the first quarter of 2018, the company completed the sale of its equity interests in ICL through a private secondary offering.

[2]	In the first quarter of 2018, the company completed the sale of its Conda phosphate operations.

[3]	In the second quarter of 2018, the company completed the sale of a portion of its equity interest in SQM.

On May 17, 2018, the company entered into an agreement with a third party for the sale of its remaining equity interest in SQM for approximately $4,066 before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

On July 23, 2018, the company entered into an agreement with a third party for the sale of the company’s equity interest in APC for approximately $502. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

Net earnings from discontinued operations were comprised of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Share in earnings of SQM and APC [1]	$–	$47	$–	$85
Dividend income of SQM, APC, and ICL [1]	126	4	126	12
Gain on disposal of investment in SQM	841	–	841	–
Income tax expense [2]	(292)	(2)	(292)	(5)

Net earnings from discontinued operations	$675	$49	$675	$92

Net earnings per share from discontinued operations
Basic	$1.07	$0.06	$1.06	$0.11
Diluted	$1.07	$0.06	$1.06	$0.11

[1]

The company’s investments in SQM and APC were classified as discontinued operations at December 1, 2017 and December 31, 2017, respectively, and, as a result, equity accounting in respect of these investments ceased after such dates.

[2]

For 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $37 relating to earnings from discontinued operations ($19 for the planned repatriation of dividend income received from SQM and $18 for the planned repatriation of the remaining excess cash available in Chile).

Cash flows from discontinued operations were comprised of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating Activities
Dividends from discontinued operations	$126	$88	$126	$95

Cash provided by operating activities	$126	$88	$126	$95

Investing Activities
Proceeds from disposal of discontinued operations	$1,067	$–	$1,819	$–

Cash provided by investing activities	$1,067	$–	$1,819	$–

12	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 7	Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Reconciliation of cash provided by operating activities
Net earnings	$1,416	$201	$1,415	$350
Adjustments to reconcile net earnings to cash provided by operating activities
Gain on sale of investment in SQM	(841)	–	(841)	–
Depreciation and amortization	356	168	767	340
Net (undistributed) distributed earnings of equity-accounted investees	(2)	35	(8)	(2)
Share-based compensation (Note 10)	82	2	98	7
Provision for (recovery of) deferred income tax	306	(82)	298	(96)
Asset retirement obligations and accrued environmental costs	(10)	3	(28)	2
Other long-term liabilities and miscellaneous	2	25	8	44

Subtotal of adjustments	(107)	151	294	295

Changes in non-cash operating working capital
Receivables	(1,644)	23	(1,831)	38
Inventories	1,696	(9)	(5)	(58)
Prepaid expenses and other current assets	209	(9)	854	(14)
Payables and accrued charges	(969)	(29)	(466)	(60)

Subtotal of changes in non-cash operating working capital	(708)	(24)	(1,448)	(94)

Cash provided by operating activities	$601	$328	$261	$551

Supplemental cash flows disclosure
Interest paid	$127	$74	$241	$103
Income taxes paid	$67	$38	$96	$53

The following is a summary of changes in liabilities arising from financing activities:

	Short-term debt and current portion of long-term debt [1]	Long-term debt	Total
Balance – December 31, 2017	$730	$3,711	$4,441
Cash flows [1]	1,895	(6)	1,889
Non-cash changes	(11)	(31)	(42)
Reclassifications	1,018	(1,018)	–
Debt acquired in Merger (Note 2)	878	4,930	5,808
Foreign currency translation	(33)	–	(33)

Balance – June 30, 2018	$4,477	$7,586	$12,063

[1]	Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

Nutrien 2018 Second Quarter Report	13

Unaudited	in millions of US dollars except as otherwise noted

Note 8	Debt

In the second quarter of 2018, the company launched a commercial paper program having an aggregate authorized amount of $4,500. Nutrien has discontinued new issuances under the legacy commercial paper programs of PotashCorp and Agrium.

In the second quarter of 2018, the company replaced the existing $3,500 unsecured revolving credit facility and the $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving credit facility (“Nutrien Credit Facility”). The Nutrien Credit Facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date specified in the request. Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility.

In the second quarter of 2018, the company exchanged an aggregate of $7,578 of legacy companies’ senior notes and debentures for the same amount of new notes issued by Nutrien (the “Nutrien Notes”). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. A small portion of senior notes and debentures, excluding the 7.800 percent debentures due in 2027 (the “2027 debentures”), were not exchanged and remain outstanding with the issuing subsidiary. The indentures governing these remaining senior notes and debentures have been amended to eliminate certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged, but debt holders consented to amend the financial reporting covenant in the indenture governing the 2027 debentures to allow Nutrien’s financial reports, rather than the reports of the issuing subsidiary, to satisfy its reporting obligations thereunder.

The debt exchange is accounted for as a modification of debt without substantial modification of terms as the financial terms of the Nutrien Notes were identical to the exchanged senior notes and debentures and there is no substantial difference between the present value of cash flows under the Nutrien Notes compared to the notes and debentures. Accordingly, there is no gain or loss on the exchange. The transaction costs from the debt exchange of $19 were recorded to the carrying amount of the long-term debt and will be amortized over the life of the Nutrien Notes.

Further information relating to the Nutrien Notes was previously described in Note 21 of the company’s first quarter financial statements.

Note 9	Share Capital

Authorized

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Share repurchase program

On February 20, 2018, the company’s Board of Directors approved a share repurchase program of up to five percent of the company’s outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid will be made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or the date on which the company determines not to make any further repurchases.

The company repurchased for cancellation 15,616,536 common shares during the three months ended June 30, 2018, at a cost of $812 and an average price per share of $52.00. During the six months ended June 30, 2018, the company repurchased for cancellation 24,938,123 common shares at a cost of $1,269 and an average price per share of $50.88. The repurchase resulted in a reduction of share capital of $685, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $23 and a reduction of retained earnings of $561.

As of July 31, 2018, an additional 4,400,000 common shares were repurchased for cancellation at a cost of $235 and an average price per share of $53.31.

Issued

	Number of Common Shares (Pre-Merger)	Number of Common Shares (Post-Merger)	Consideration
Balance – December 31, 2017 (Pre-Merger)	840,223,041
Conversion ratio	0.40
PotashCorp shares converted to Nutrien shares		336,089,216	$1,806
Agrium shares – December 31, 2017 (Pre-Merger)	138,165,765
Conversion ratio	2.23
Agrium shares converted to Nutrien shares		308,109,656	15,898
Fractional shares cancelled		(1,399)	–

Balance – January 1, 2018 (Post-Merger)		644,197,473	$17,704
Issued under option plans and share-settled plans		105,608	5
Repurchased		(24,938,123)	(685)

Balance – June 30, 2018		619,364,958	$17,024

Dividends declared

The company declared dividends per share of $0.40 (2017 – $0.10) during the three months ended June 30, 2018 and $0.80 (2017 – $0.20) during the six months ended June 30, 2018.

14	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 10	Share-Based Compensation

During the six months ended June 30, 2018, the company issued stock options under its 2018 Stock Option Plan and performance share units (“PSUs”) and restricted share units (“RSUs”) under its 2018 PSU/RSU Plan and deferred share units (“DSUs”) under its 2018 DSU Plan, in each case to eligible employees and directors. Information on stock options, PSUs, RSUs, DSUs and stock appreciation rights (“SARs”), including assumed legacy awards, is summarized below:

	Units Granted in 2018	Units Outstanding as at June 30, 2018
Stock Options	1,875,162	10,507,105
PSUs	623,643	1,967,398
RSUs	444,001	768,310
DSUs	30,315	536,210
SARs	–	2,662,224

Compensation expense for all employee and director share-based compensation plans:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Stock Options	$8	$2	$11	$5
PSUs	53	1	68	4
RSUs	3	–	7	–
DSUs	4	–	2	–
SARs	14	–	10	–

	$82	$3	$98	$9

Note 11	Financial Instruments

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the company’s finance department.

Financial instruments included in the condensed consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature).
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date.
Debt securities	Closing bid price of the debt (Level 2) as at the balance sheet date.
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date.
Foreign exchange forward contracts, swaps and options	A discounted cash flow model. [1]
Natural gas swaps not traded in an active market	A discounted cash flow model. [1]
Natural gas swaps traded in an active market	Market comparison. [2]

[1]

Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

[2]	Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature).
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).
Other long-term debt instruments	Carrying amount.

Nutrien 2018 Second Quarter Report	15

Unaudited	in millions of US dollars except as otherwise noted

The following table presents the company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis:

		Fair Value Measurements at Reporting Dates Using:
June 30, 2018	Carrying Amount of Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]
Financial instruments measured at fair value on a recurring basis
Derivative instrument assets
Natural gas derivatives	$11	$–	$11
Foreign currency derivatives	7	–	7
Other current financial assets – marketable securities [2]	106	18	88
Investments at FVTOCI [3]	192	192	–
Derivative instrument liabilities
Natural gas derivatives	(90)	–	(90)
Foreign currency derivatives	(5)	–	(5)
Financial instruments measured at amortized cost
Cash and cash equivalents	$1,956	$–	$1,956
Current portion of long-term debt
Senior notes and debentures [4]	(1,008)	(1,025)	–
Fixed and floating rate debt	(10)	–	(10)
Long-term debt
Senior notes and debentures [4]	(7,569)	(1,528)	(5,802)
Fixed and floating rate debt	(17)	–	(17)

December 31, 2017

Derivative instrument assets
Natural gas derivatives	$9	$–	$9
Investments at FVTOCI [3]	970	970	–
Derivative instrument liabilities
Natural gas derivatives	(64)	–	(64)
Long-term debt
Senior notes [4]	(3,707)	–	(4,045)

[1]	During the period ended June 30, 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The company’s policy is to recognize transfers at the end of the reporting period.

[2]	Marketable securities consist of equity and fixed income securities. The company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

[3]	Investments at FVTOCI are comprised of shares in ICL, Sinofert and other. ICL was sold on January 24, 2018 (Note 6).

[4]	Carrying amount of liability includes net unamortized debt issue costs.

Note 12	Seasonality

The company’s sales of fertilizer can be seasonal. Typically, fertilizer sales are highest in the second quarter of the year, due to the Northern Hemisphere’s spring planting season. However, planting conditions and the timing of customer purchases will vary each year, and fertilizer sales can be expected to shift from one quarter to another. Feed and industrial sales are more evenly distributed throughout the year. The company’s retail sales are generally higher in spring and fall as a result of the increased demand for the company’s products during planting seasons. The results of this seasonality have a corresponding effect on trade receivables, rebates receivables, inventories, prepaid expenses and other current assets and payables and accrued charges. Additional information on seasonality can be found in Note 4 of the company’s first quarter financial statements.

Note 13	Related Party Transactions

The company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex Limited (“Canpotex”). Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended June 30, 2018 were $416 (2017 – $276) and the six months ended June 30, 2018 were $740 (2017 – $474). At June 30, 2018, $214 (December 31, 2017 – $82) was owing from Canpotex.

16	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 14	Accounting Policies, Estimates and Judgments

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at June 30, 2018. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor’s risk exposure, particularly to residual value risk.

As progress toward adoption of the standards, the company has:

•  continued its activities toward compilation of a lease inventory and review of existing lease agreements;

•  begun to analyze other agreements that could contain leases; and

•  selected a software program to manage the existing and future lease inventory transactions.

The company expects to:

•  adopt the standard using the modified retrospective approach;

•  apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items; and

•  use certain relevant practical expedients available under the modified retrospective approach.

The company expects that adoption will result in right-of-use assets and lease liabilities in excess of $750, and material reclassifications of interest expense on lease liabilities and depreciation expense within earnings. Once further phases of the review are complete, a more precise quantitative estimate of the impact on the consolidated financial statements will be made.

January 1, 2019, applied retrospectively with certain practical expedients available.
IFRIC 23, Uncertainty Over Income Tax Treatments	Issued to provide guidance on recognition and measurement of uncertain income tax treatments.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively with certain practical expedients available.
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	Issued to clarify that IFRS 9, including its impairment requirements, applies to long-term interests in associates and joint ventures that form part of an entity’s net investment in these investees.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively.
Amendments to IAS 19, Employee Benefits	Issued to require the use of updated assumptions when determining current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement. Also required is any reduction in surplus, even amounts not previously recognized due to an asset ceiling limitation, to be recognized in profit or loss as part of past service cost or a gain or loss on settlement.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
Amendments to IFRS 3, Business Combinations	Issued to clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.

Nutrien 2018 Second Quarter Report	17

Unaudited	in millions of US dollars except as otherwise noted

Standard	Description	Expected Impact	Effective Date [1]
Amendments to IAS 12, Income Taxes	Issued to clarify that the requirements to recognize the income tax consequences of dividends where the transactions or events that generated distributable profits are recognized apply to all income tax consequences of dividends, not just where there are different tax rates for distributed and undistributed profits.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively, from the beginning of the earliest comparative period.
Amendments to IAS 23, Borrowing Costs	Issued to clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
Conceptual Framework for Financial Reporting	Issued to assist the IASB in developing IFRS standards that are based on consistent concepts; to assist preparers in developing consistent accounting policies when no standard applies to a particular transaction or other event, or when a standard allows a choice of accounting policy; and to assist all parties in understanding and interpreting the standards.	The company is reviewing the framework to determine the potential impact, if any.	January 1, 2020.
IFRS 17, Insurance Contracts	Issued to replace IFRS 4, providing guidance for the recognition, measurement, presentation and disclosure of insurance contracts giving consideration to: substantive rights and obligations arising from a contract, law or regulation; enforceable rights and obligations in a contract; and whether contracts are written, oral or implied by customary business practices.	Although the company does not underwrite insurance contracts, all significant contracts will be reviewed under the scope of the standard to determine the potential impact, if any.	January 1, 2021, applied retrospectively with certain practical expedients available.

[1]	Effective date for annual periods beginning on or after the stated date.

18	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 15	Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien’s new method of presentation and as a result of discontinued operations described in Note 6, comparative figures were reclassified as follows, with no impact to net earnings.

Condensed Consolidated Statements of Earnings

	For the Three Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications

Cost of goods sold	$(749)	$5		$(744)
Selling and administrative expenses	(48)	48		–
Selling expenses	–	(8)		(8)
General and administrative expenses	–	(40)		(40)
Provincial mining and other taxes	(44)	1		(43)
Earnings of equity-accounted investees	49	(46	) [1]	3
Dividend income	4	(4	) [1]	–
Other expenses	(16)	(7)		(23)
Income taxes	62	2	[1]	64
Net earnings from discontinued operations	–	49	[1]	49

	$(742)	–		$(742)

[1]	Includes reclassifications as a result of discontinued operations described in Note 6.

Condensed Consolidated Statement of Comprehensive Income

	For the Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications

Other	$3	$(3)	$–
Loss on translation of net foreign operations	–	–	–
Equity-accounted investees
Share of other comprehensive income	–	3	3

	$3	$–	$3

	For the Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications

Cost of goods sold	$(1,460)	$10		$(1,450)
Selling and administrative expenses	(98)	98		–
Selling expenses	–	(17)		(17)
General and administrative expenses	–	(81)		(81)
Provincial mining and other taxes	(78)	2		(76)
Earnings of equity-accounted investees	88	(85	) [1]	3
Dividend income	12	(12	) [1]	–
Other expenses	(26)	(12)		(38)
Income taxes	49	5	[1]	54
Net earnings from discontinued operations	–	92	[1]	92

	$(1,513)	–		$(1,513)

[1]	Includes reclassifications as a result of discontinued operations described in Note 6.

Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications

Pension and other post-retirement benefits	$18	$(18)	$–
Other long-term liabilities and miscellaneous	7	18	25

	$25	$–	$25

	For the Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications

Pension and other post-retirement benefits	$33	$(33)	$–
Other long-term liabilities and miscellaneous	11	33	44

	$44	$–	$44

Nutrien 2018 Second Quarter Report	19

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Shareholders’ Equity

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$–
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(3)	(3)

	$(5)	$–	$(5)

	As at June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$–
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(3)	(3)

	$(5)	$–	$(5)

	As at December 31, 2016
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(8)	$8	$–
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(6)	(6)

	$(8)	$–	$(8)

Condensed Consolidated Balance Sheet

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$166	$(166)	$–
Goodwill	–	97	97
Other intangible assets	–	69	69

	$166	$–	$166

Investments in equity-accounted investees	$30	$(30)	$–
Available-for-sale investments	262	(262)	–
Investments	–	292	292

	$292	$–	$292

Short-term debt and current portion of long-term debt	$730	$(730)	$–
Short-term debt	–	730	730

	$730	$–	$730

Payables and accrued charges	$807	$29	$836
Current portion of derivative instrument liabilities	29	(29)	–

	$836	$–	$836

Other non-current liabilities	$51	$35	$86
Derivative instrument liabilities	35	(35)	–

	$86	$–	$86

Note 16	Subsequent Events

Subsequent to June 30, 2018, the company assessed the Argentinian economy to be hyperinflationary as the cumulative inflation rate in Argentina over three years exceeded 100 percent. Other factors indicating a hyperinflationary economy were present, including a significant depreciation of the Argentine peso and an increase in local interest rates by the Banco Central de la República Argentina, which has been granted a $50,000 stand-by support facility by the International Monetary Fund.

A wholly-owned subsidiary of the company, Agroservicios Pampeanos S.A. (“ASP”), is a crop input retailer based in Argentina with the Argentine peso as its functional currency. As of June 30, 2018, the carrying values of the assets and liabilities of ASP amounted to approximately $200 and $180, respectively. The company also has a 50 percent interest in Profertil S.A. (“Profertil”), which owns a nitrogen facility in Bahia Blanca, Argentina. The company’s investment in Profertil is accounted for under the equity method, with a carrying value of $179 as of the financial position date. The functional currency of Profertil is the US Dollar.

In light of the changes in the economic environment in Argentina, the company expects to apply hyperinflation accounting to its affected operations beginning July 1, 2018. Under hyperinflation accounting, the financial results, cash flows and financial position of the affected operations are restated, using a general price index, for changes in the general purchasing power of the functional currency so that all amounts are presented in terms of the measuring unit current at the end of the reporting period. The company is assessing the impact that this would have on its financial position and its results of operations.

20	Nutrien 2018 Second Quarter Report